Exhibit 99.1

Guardforce AI Co., Ltd. Announces Pricing of $15 Million Underwritten Public Offering and Nasdaq Listing

New York / September 28, 2021 -- Guardforce AI Co., Ltd. (“Guardforce” or the “Company”), an integrated security solutions provider in Asia, today announced the pricing of its underwritten public offering of 3,614,458 units (“Units”), with each unit consisting of one ordinary share, par value $0.003 per share (the “Ordinary Share”) and one warrant (the “Warrant”) to purchase one Ordinary Share at a public offering price of $4.15 per Unit, for aggregate gross proceeds of approximately $15 million, prior to deducting underwriting discounts and other offering expenses and excluding any exercise of the underwriters’ option to purchase any additional securities as described herein. The Ordinary Shares and Warrants contained in the Units are immediately separable and will be issued separately. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 542,168 Ordinary Shares and/or Warrants to purchase up to 542,168 Ordinary Shares at the public offering price less the underwriting discounts. The offering is expected to close on or about October 1, 2021, subject to satisfaction of customary closing conditions.

The Company has received approval to list its Ordinary Shares and Warrants on The Nasdaq Capital Market, with its Ordinary Shares trading under the symbol “GFAI” and the Warrants trading under the symbol “GFAIW”, with trading expected to begin on September 29, 2021. Each Warrant is exercisable for one Ordinary Share at an exercise price of $5.1875 per share and will expire five years from the date of issuance.

EF Hutton, division of Benchmark Investments, LLC, is acting as sole book-running manager for the offering.

The Securities and Exchange Commission (“SEC”) declared effective a registration statement on Form F-1, as amended (File No. 333-258054) (the “Registration Statement”), on September 28, 2021. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Electronic copies of the final prospectus relating to this offering, when available, may be obtained from EF Hutton, division of Benchmark Investments, LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@efhuttongroup.com or telephone at (212) 404-7002.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. We make such forward-looking statements pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act, Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this press release you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions, including the risks described in the reports and other documents we file with the Securities and Exchange Commission. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date of this press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Media and Investor Contact:

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877